SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2015
G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Northern Industrial Zone, Yavne, Israel 8122216
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, has been informed that certain conditions precedent to the transaction between Israel 18 B.V. ("Israel 18"), the Company's indirect controlling shareholder, and a private company held by Messrs. Aharon Bloom and Moshe Potash, referred to in the Company's Form 6-K submitted on February 3, 2015, remain outstanding at February 24, 2015 (the last day scheduled for the transaction), and the transaction was not completed.

The Company has been informed that on February 24, 2015, Israel 18, Israel 180 Ltd. (an Israeli private company wholly owned by Israel 18) and Orot Israel Ltd. (an Israeli private company wholly owned by Israeli 180 Ltd.) (together, the “Israel 18 Group”) entered into a loan agreement (the “Loan Agreement”) for a loan to be provided by Zwi Williger and Joseph Williger (together, the “Willigers”), either in their personal capacities or through companies under their control (the “Lenders”), pursuant to which Israel 18 will borrow a sum of NIS 83 million (the “Loan Amount”).

The Loan Amount is to be used, among others, for the purpose of exercising a call option of Israel 18 in relation to shares of BSD (defined below), upon which exercise, the shares acquired will be transferred to Orot Israel Ltd. and will be available subject to fulfilment of conditions precedent including, among others:

-
the appointment of one member of the board of directors in each of BGI Investments (1961) Ltd. ("BGI"), which is controlled by and B.S.D. Crown Ltd. ("BSD") (both of which are controlled by Israel 18 and are indirect controlling shareholders of the Company) as nominated by the Lenders; and

-	the registration of the Security (as defined below) as well as the registration of a pledge over the entire outstanding share capital of the Israel 18.

The Loan Amount (less any upfront fees and sums payable for the first period of interest, as set out in the Loan Agreement) is to be placed into an escrow account (the “Escrow Account”) within two (2) business days from the date hereof.

Subject to Israel 18’s right to make early repayment of the Loan Amount upon 90 days’ prior notice, the Loan Amount will have a maturity period of two (2) years from the date that the Loan Amount (less any upfront fees and sums payable for the first period of interest, as set out in the Loan Agreement) is placed in the Escrow Account and will carry interest at a rate of ten per cent (10%) per annum, payable quarterly in advance.

As security for the Loan Amount, Israel 18 has agreed to pledge its holdings in Israel 180, Israel 180 has agreed to pledge its holdings in Orot Israel and Orot Israel has agreed to please its holdings in BGI and in BSD (together, the “Security”).

Subject to a grace period of 30 days, acceleration of the Loan Amount will be available to the Lenders upon, among others, any of the following conditions not continuing to be met:

-	BSD having at least USD 35 million cash available to it;

-	Willi-Food Investments Ltd. (“Willi Food”), the Company's direct controlling shareholder, having at least NIS 250 million of tangible capital (as per the terms of the Loan Agreement); and

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The management of the food business of Willi Food and/or the Company  and/or its subsidiaries shall be vested solely with the Willigers and companies owned by them according to their contracts with BSD, dated March 2, 2014 (the “Purchase Agreement”), in the same manner as it had been conducted immediately after the closing of the Purchase Agreement and in accordance with the terms thereof.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: February 25, 2015	By:	/s/ Itai Loewenstein
Name: Itai Loewenstein
Title: Chief Financial Officer